UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):     [X] Form 10-K   [  ] Form 20-F [  ] Form 11-K  [  ] Form 10-Q
                 [ ] Form N-SAR

     For Period Ended: June 30, 2002

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form.  Please Print or type.

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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   If the notification relates to a portion of filing checked above, identify the Item(s) to which the notification relates:
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                         PART I- REGISTRANT INFORMATION


                        International Travel CD's, Inc.
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                             Full Name of Registrant


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                            Former Name if Applicable


                           111 Presidential Boulevard
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            Address of Principal Executive Office (street and Number)


                              Bala Cynwyd, PA 19004
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                            City, State, and Zip Code


                        PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                              PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The fiscal year of International Travel CD's, Inc. (the "Company") ended on June 30, 2002. Accordingly, the Company's Annual Report on Form 10-KSB was required to be filed by September 30, 2002. Due to scheduling conflicts, the Company's accountants were unable to begin the annual audit of the Company's financial statements until September 30, 2002. As a result of the foregoing, the Company was unable to complete its Annual Report of Form 10-KSB on a timely basis and to do so would have required it to use unreasonable effort and to incur unreasonable expense.

     Accordingly, additional time is necessary for the accountants to audit the Company's financial statements and complete the Company's Annual Report on Form 10-KSB. Attached as Exhibit 1 hereto is a copy of the statement of Cordovano and Harvey, P.C.


                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gerald Harrington                   (610)         660-5906
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(Name)                           (Area Code)     (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                              [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject or portion thereof?

                                              [ ] Yes  [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        International Travel CD's, Inc.
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     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 1, 2002               By: /s/ Gerald Harrington
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                                   Name:   Gerald Harrington
                                   Title:  President

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